SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                        International DisplayWorks, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)


                                   459412 102
                                 (CUSIP Number)

                                 Stephen Kircher
                        International DisplayWorks, Inc.
                           599 Menlo Drive, Suite 200
                            Rocklin, California 95765
                                 (916) 315-2011
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                February 24, 2001
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459412 102



--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON                         CAPITAL BAY MANAGEMENT, INC.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            68-0308736

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      a  |_|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                              |_|

   N/A
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------
                                        7.       SOLE VOTING POWER

            NUMBER OF                                   0
             SHARES                     ----------------------------------------
           BENEFICIALLY                 8.       SHARED VOTING POWER
              OWNED
             BY EACH                                    0
            REPORTING                   ----------------------------------------
           PERSON WITH                  9.       SOLE DISPOSITIVE POWER

                                                        0
                                        ----------------------------------------
                                        10.      SHARED DISPOSITIVE POWER

                                                        0
--------------------------------------------------------------------------------
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|

--------------------------------------------------------------------------------
13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
14.TYPE OF REPORTING PERSON*

                 00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  459412 102


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON                         CAPITAL BAY SECURITIES, INC.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      a  |_|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   N/A
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                              |_|

   N/A
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   California
--------------------------------------------------------------------------------


                                        7.       SOLE VOTING POWER

            NUMBER OF                                  110,000
             SHARES                     ----------------------------------------
           BENEFICIALLY                 8.       SHARED VOTING POWER
              OWNED
             BY EACH                                      0
            REPORTING                   ----------------------------------------
           PERSON WITH                  9.       SOLE DISPOSITIVE POWER

                                                       110,000
                                        ----------------------------------------
                                        10.      SHARED DISPOSITIVE POWER

                                                          0
--------------------------------------------------------------------------------
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,630,861
--------------------------------------------------------------------------------
12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|

--------------------------------------------------------------------------------
13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.6%
--------------------------------------------------------------------------------
14.TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  459412 102


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON                                      STEPHEN KIRCHER
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      a  |_|

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                              |_|

   N/A
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
--------------------------------------------------------------------------------


                                        7.       SOLE VOTING POWER

           NUMBER OF                                   2,630,861
            SHARES                      ----------------------------------------
         BENEFICIALLY                   8.       SHARED VOTING POWER
             OWNED
            BY EACH                                       0
           REPORTING                    ----------------------------------------
          PERSON WITH                   9.       SOLE DISPOSITIVE POWER

                                                       2,630,861
                                        ----------------------------------------
                                        10.      SHARED DISPOSITIVE POWER

                                                          0
--------------------------------------------------------------------------------
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,630,861
--------------------------------------------------------------------------------
12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    |_|

--------------------------------------------------------------------------------
13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.6%
--------------------------------------------------------------------------------
14.TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock, no par value (the "Shares") of International DisplayWorks, Inc., a Delaware corporation ("Issuer"). The address of the Issuer's principal executive office is
International DisplayWorks, Inc., 599 Menlo Drive, Suite 200, Rocklin, California 95765. Certain Reporting Persons ( as described below) do not currently hold a certain portion of the Shares reported, but rather including the right to acquire beneficial ownership of such shares as set forth in Item 4.

Item 2.  Identity and Background.

     a. The persons filing this statement are (i) Capital Bay Management, Inc. ("CBM"), (ii) Capital Bay Securities, Inc. ("CBS"), and (iii) Stephen Kircher (the "Reporting Persons"). The filing of this Schedule 13D should not be deemed an admission that CBM, CBS and Mr. Kircher comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     b. The business address of CBS is Sunset Blvd., Suite 170, PMB 325, Rocklin, California 95765. The business address of Mr. Kircher is International DisplayWorks, Inc., 599 Menlo Drive, Suite 200, Rocklin, California 95765. CBM is now dissolved and all correspondence should be sent to CBS.

     c. CBM was engaged primarily in the business of investment management and consulting and has now dissolved. CBS was engaged in the business of a securities broker and dealer, is a registered as a broker-dealer with the Securities Dealers, Inc. CBM and CBS are currently in the process of winding down and closing. Mr. Kircher's principal occupation is as the Chairman and Chief Executive Officer of the Issuer.

     None of the Reporting Persons nor, to the best of their knowledge, any director or executive officer of CBM or CBS, during the past five (5) years, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of the Transactions.

     In September 2001, Mr. and Mrs. Kircher were granted warrants to purchase 21,000 Shares for their guarantee of the Issuer's refinance on its former Oregon property. On December 22, 2000, Mr. Kircher invested in the Issuer's unit offering consisting of debt instruments and warrants to purchase shares of Common Stock of the Issuer equal 20% of the investment amount. Mr. Kircher invested $99,303 and was granted warrants to purchase 19,861 Shares as part of the loan. In December 2000, Mr. Kircher was granted options to purchase 10,000 Shares for his service as a Director.

     The reason for the following transfers of Shares and warrants to purchase Shares of the Issuer is the winding down and impending close of CBM and CBS. CBS transferred Shares to account holders which it previously reported as held for the benefit of others. Transfers occurred between February 24, 2001 and May 4, 2001. Warrants to purchase 295,000 Shares were transferred to Mr. Kircher from CBS, representing his interest in CBS. Warrants to purchase 285,000 shares were transferred to clients, which warrants were held for their benefit. CBS transferred 284,992 Shares to clients and 184,700 Shares held in Managed Accounts to clients, whom were the beneficial owners. On February 28, 2001, a former employee gifted CBS warrants to purchase 75,000 shares she earned while employed with CBS because her new employment with an auditing firm precludes ownership.

     On October 11, 2001, Mr. Kircher was granted warrants to purchase 100,000 Shares from the issuer for services rendered.

     Mr. Kircher and CBS, subject to and depending upon availability of prices they deem favorable, may purchase additional shares of the Issuer's Stock from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Kircher and CBS to do so, they reserve the right to dispose of the Shares held by them in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Kircher beneficially owns 2,630,861 or 13.6% of the Shares.(1) CBS beneficially owns 110,000 or 0.6% of the Shares.

     (b) Mr. Kircher has the sole power to vote and dispose of 2,630,861 Shares. CBS has sole power to dispose of 110,000 Shares. CBM has no dispositive or voting power over any Shares.

     (c) In September 2000, Mr. and Mrs. Kircher were granted warrants to purchase 21,000 Shares for their guarantee of the Issuer's property refinance. In December 2000, Mr. Kircher was granted options to purchase 10,000 Shares for his services as a Director. On December 22, 2000, Mr. Kircher invested $49,303.50 in the Issuer's debt offering and received warrants to purchase 9,861 Shares. On February 24, 2001, CBS transferred warrants to purchase 295,000 Shares to Mr. Kircher. Between February 24, 2001 and May 7, 2001, CBS transferred 469,692 Shares and warrants to purchase 285,000 Shares to the underlying beneficial owners of the Shares and warrants. On February 28, 2001, CBS was assigned warrants to purchase 75,000 Shares. On October 11, 2001, Mr. Kircher was granted warrants to purchase 100,000 Shares.

     (d) A portion of the Common Stock is owned by Mr. Kircher's wife under California community property laws.

     (e) Not applicable.

___________
(1) Includes 2,000,000 Shares held by Mr. Kircher, options to purchase 85,000 held by Mr. Kircher, warrants to purchase 435,861 Shares held by Mr. Kircher and 35,000 Shares and warrants to purchase 75,000 Shares held by CBS.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.


                                                    CAPITAL BAY MANAGEMENT, INC.



Dated: April 4, 2002                        /S/ STEPHEN KIRCHER
                                            ------------------------------------
                                            Stephen Kircher, President



                                                    CAPITAL BAY SECURITIES, INC.



Dated: April 4, 2002                        /S/ STEPHEN KIRCHER
                                            ------------------------------------
                                            Stephen Kircher, President




Dated: April 4, 2002                        /S/ STEPHEN KIRCHER
                                            ------------------------------------
                                            Stephen Kircher, an individual